S

22004139

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SEC FILE NUMBER
8-24931

Mail Processing Section

MAR 11 2022

Washington DC 413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AlphaMax Distributors L.L.C DBA Altergris Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 Prospect Suite 400

(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter B Galligan	303 619-6909	pete.galligan@altegris.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP

(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard Ste 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mattchew C Osborne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AlphaMax Distributors L.L.C, as of February 25, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: MANAGER

Please see attached.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Orange }

On 02/25/2022 before me, Maria Randall,
Date Here Insert Name and Title of the Officer

personally appeared Matthew C. Osborne
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MARIA RANDALL
Notary Public - California
Orange County
Commission # 2384767
My Comm. Expires Nov 27, 2025

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____	Signer's Name: ____
☐ Corporate Officer – Title(s): ____	☐ Corporate Officer – Title(s): ____
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ____	☐ Other: ____
Signer is Representing: ____	Signer is Representing: ____

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AlphaMax Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AlphaMax Distributors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as AlphaMax Distributors, LLC's auditor since 2020.

Denver, Colorado
February 19, 2022

AlphaMax Distributors, L.L.C.

Statement of Financial Condition

December 31, 2021

Assets	
Cash	$ 228,452
Accounts receivable	9,827
Due from related parties	5,578
Prepaid expenses	34,678
Total assets	$ 278,535
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 305
Due to related parties	43,596
Commission Payable	19,315
Accrued expenses	75,193
Total liabilities	138,409
Member's equity:	
Additional paid-in capital	652,081
Accumulated deficit	(511,955)
Total member's equity	140,126
Total liabilities and member's equity	$ 278,535

See accompanying notes to financial statements.

1. Organization and Business

Altegris Investments, Inc. was incorporated on June 19, 1975. On December 31, 2014, Altegris Investments, Inc. was converted from an Arkansas corporation to a Delaware limited liability company and its registered name changed to Altegris Investments, L.L.C. (the Company or Altegris Investments). During the period from January 1, 2020 through December 31, 2020, the Company was wholly owned by AqGen Liberty Management I, Inc. (ALMI) (the Parent), which was acquired by Artivest Holdings, Inc. (Artivest Holdings) on June 1, 2018. On August 26, 2020 and February 12, 2021 Artivest Holdings and ALMI completed transactions to sell certain assets and management rights owned by affiliates of the Company to an unrelated third party. Also, on February 12, 2021, Artivest Holdings and ALMI closed on a sale of Altegris Investments L.L.C. to AV5 Acquisition, LLC and Continuum Capital Managers LLC. Subsequent to February 12, 2021, the Company changed its name to Altegris Distributors LLC. On December 28, 2021, The owners of Altegris Holdings LLC. and Altegris Distributors LLC assigned their ownership interest of Altegris Holdings LLC and Altegris Distributors LLC to Better Outcomes LLC. At the time of the assignment the name of the Altegris Distributors LLC was changed to AlphaMax Distributors, LLC. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy public funds and privately offered hedge funds and commodity funds.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the sale of alternative investments, mutual funds, and privately offered hedge funds and commodity funds. The Company does not maintain a special account for the exclusive benefit of customers for its sales of securities issued by private funds or a public, continuously-offered closed-end fund and, under Rule 15c3-3(c) Footnote 74, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Accounts Receivable and Due from Related Parties

Accounts receivable and due from related parties represent commissions receivable from marketing privately offered commodity funds, privately offered mutual funds, third-party funds and expense reimbursements from related parties and are carried at their estimated collectible amounts. Management assessed the collectability of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2021. The Company had no write-offs of any accounts receivable and due from related parties in the year then ended.

Revenue Recognition

The Company and its affiliates have entered into selling agent agreements with various funds for which affiliates of the Company are sponsors, general partners, or advisors, as well as funds for which unrelated third parties are sponsors, general partners, or advisors. The Company receives compensation according to the specific terms of each agreement. Depending on the specific terms of each agreement, such compensation may be paid by the fund, sponsor, general partner, or advisor and may primarily consist of front-end sales commissions, continuing trailing sales commissions, distribution and servicing fees, and/or a percentage of the sponsor/general partner fees allocable to interests sold by the Company.

Pursuant to certain wholesaling, selling, and support services agreements with its affiliates, the Company recognizes commission revenue which consists of front-end sales commissions, continuing trailing sales commissions, distribution and servicing fees, and/or a percentage of sponsor/general partner fees as earned.

During the year ended December 31, 2021, the Company recorded revenue as follows:

Revenue Type		
Wholesaling and selling agreements with Altegris Advisors	$	1,654,032
Distribution agreement with the KKR Commitments Master Fund		214,717
Other		17,777
Total	$	1,886,527

The Company enters into arrangements other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The above amounts are primarily billed and collected on a monthly basis for services performed which primarily consists of supporting the offer, sale and servicing of funds advised by Altegris Advisors, L.L.C. (Altegris Advisors), an affiliate of the Company, during the month for which the revenue is recorded pursuant to existing contracts. There were no significant judgments made in applying this standard that affect the determination of the amount and timing of revenue recognition and there were no remaining performance obligations for the revenue recorded during 2021.

Asset-based Expenses

For services rendered such as qualifying investors for private funds for which affiliates of the Company are sponsors, general partners, or advisors, as well as funds for which unrelated third parties are sponsors, general partners, or advisors, the Company incurs expenses which are based on investors' capital account balances. The Company also incurs certain distribution-related

expenses related to the public open-end mutual funds for which an affiliate of the Company is the advisor. Further, for part of the year, the Company, acted as a distributor for a public, continuously-offered closed-end fund for which an affiliate of the Company is the advisor, engages other firms as sub-distributors for these funds and compensates these sub-distributors based on investors' capital account balances. These asset-based costs are recorded as expenses when incurred.

Employee Compensation

Employee compensation primarily includes base salaries, sales commissions, incentive compensation, and other employee benefits, which are expensed as incurred. Sales commission includes a variable net sales commission based on an estimated percentage of the net revenue earned by the Company by each salesperson and Altegris Advisors and a new account open bonus.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's income and expense will ultimately be included in the federal and state income tax returns of Better Outcomes LLC on December 31, 2021. Tax year 2018 is the earliest tax year open to examination by the major tax jurisdictions to which the Company is subject. There were no tax years under examination by major tax jurisdictions as of December 31, 2021. As of December 31, 2021, management determined that all benefits associated with positions taken for income tax purposes would more likely than not be sustained upon review by the taxing authorities and therefore has not recorded a liability for unrecognized tax benefits. There were no uncertain tax positions recognized by the Company at December 31, 2021. This is not expected to change significantly during the next 12 months.

3. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, L.L.C. (Altegris Services), an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. For the year ended December 31, 2021, total allocated expenses from Altegris Services to the Company were $ 937,304.

At December 31, 2021, the related party payable to Altegris Services in connection with shared services was $43,596.

At December 31, 2021, the related party receivable from Altegris Advisors in connection with shared services was $5,578.

Pursuant to a fifth amended wholesaling agreement in respect of privately offered hedge funds and commodity pools entered into by the Company and Altegris Advisors, an affiliate of the Company, the Company agrees to wholesale interests of each privately-offered fund managed by Altegris Advisors and provides support services to Altegris Advisors. As such, the Company shall earn compensation of an amount equal to a specified percentage of gross general partner management fee and administrative fee revenue of Altegris Advisors that is attributable to the private funds managed by Altegris Advisors. Pursuant to a first amended consolidated selling agreement among the Company, Altegris Advisors, and each of the privately offered funds for which Altegris Advisors serves as general partner and/or sponsor. Altegris Advisors agrees to pay the Company, which acts as the selling agent of each privately-offered fund, a specified percentage of gross revenue of Altegris Advisors that is attributable to the private funds managed by Altegris Advisors. For the year ended December 31, 2021, the Company recognized $71,641 in revenue under the wholesaling agreement and the consolidated selling agreement which is included in commission revenue on the accompanying statement of operations.

Pursuant to the first amended support services agreement in respect of mutual funds and commodity pools, and a fourth amended support services agreement in respect of a public, continuously-offered closed-end fund between the Company and Altegris Advisors, the Company shall earn compensation in an amount equal to a percentage of gross advisory fee revenue of Altegris Advisors that is attributable to the public funds advised by Altegris Advisors. For the year ended December 31, 2021, the Company recognized $1,409,628 under the mutual funds second amended support services agreement and $190,540 under the public, continuously-offered closed-end fund's fourth amended support services agreement, which is included in commission revenue on the accompanying statement of operations. As mentioned in footnote 1 above, Artivest Holdings sold certain assets, including management and distribution rights to a public, continually-offered closed-end fund in February 2021, and the Company will not earn compensation related to the public, continuously-offered closed-end fund thereafter.

The Company acts as the distributor to a public, continuously-offered closed-end fund. Class A shares of this fund are subject to an upfront sales commission of up to 3.5% of the investment amount for such shares sold by the Company, subject to waiver or reduction for certain investors by the Company in its discretion. Additionally, as the distributor, the Company is entitled to earn a distribution and servicing fee in respect of sales by the Company directly of Class A shares of

this fund, at an annual rate of 0.60% of the aggregate net asset value, determined as of each month-end. The Company earned $0 of upfront sales commission and $214,717 of distribution and servicing fee, respectively, from Class A shares of this fund for the year ended December 31, 2021. This revenue is included in commission revenue on the accompanying statement of operations. At December 31, 2021, there existed a receivable of $0 for the upfront sales commission and $0.00 for the distribution and servicing fee, As a result of the sales transactions mentioned in footnote 1 above, the Company does not expect to earn compensation related to the distribution activities of this fund beyond February 2021.

As a selling agent of various mutual funds advised by Altegris Advisors, the Company incurs distribution costs, recognizes Class A underwriter credit, and reaches a net balance due to Northern Lights Distributors, LLC (NLD), the underwriter to various mutual funds advised by Altegris Advisors. Altegris Advisors, on behalf of various mutual funds it advises, advances certain expenses on behalf of the mutual funds that qualify for payments using 12b-1 fees made to certain clearing firms, and results in a balance due from NLD. In practice, NLD nets the amount due from the Company with the amount due to Altegris Advisors and pays a net balance to the Company as its monthly settlement process. As such, the Company transfers the 12b-1 balance due to Altegris Advisors from NLD to Altegris Advisors on a monthly basis. For the year ended December 31, 2021, the Company transferred $150,065 to Altegris Advisors. As of December 31, 2021, there existed an accounts receivable amount of $9,827 and a related party payable of $0.

The Company entered into an agreement with Northern Lights Distributors, LLC (NLD) in January 2011 whereby in consideration for sales and other related activities, NLD agreed to compensate the Company through a sharing of a portion of 12b-1 fees retained by NLD. For the year ended December 31, 2021 the Company earned $17,777 in shared 12b-1 fees. This revenue is included in commission revenue on the accompanying statement of operations.

4. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2021, the Company had net capital and net capital requirements of $90,043 and $9,227 respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 1.54 to 1.

5. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, accounts payable, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses legal fees as incurred.

7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2021 settled in a timely manner and resulted in no exposure to unsettled transactions as of December 31, 2021.

8. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 19, 2022, the date the financial statements were issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified other than the following:

On February 18, 2022, Better Outcomes, LLC sold approximately 66% of the interest in AlphaMax Capital LLC, the parent company of the AlphaMax Distributors LLC, to certain unrelated parties.